SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

Press Release of 12 May 2005 – Results for the Three Months Ended April 1, 2005 (IFRS)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the three months ended 1 April 2005 (IFRS)

A strong start in a challenging year

FIRST QUARTER HIGHLIGHTS

•                  Volume of 311 million unit cases, 4% above 2004 on a reported basis, (6% above 2004 on a like-for-like selling day basis),

•                  Steady progress in underlying operating profit (EBIT) to €48 million (reported: €43 million), 9% above prior year.

•                  Underlying net profit of €15 million (reported: €13 million), 19% above prior year,

•                  Underlying EPS of €0.06 (reported: €0.06), 19% above prior year,

•                  Cash flow generated from operating activities less capital expenditure strengthened to €33 million versus €6 million in quarter 1 of 2004.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘These results reflect strong organic volume growth, mix improvement, cost control and favourable currency impact. Our continued focus on market execution has enabled us to deliver a strong performance across the majority of our countries and all beverage categories, against a tough prior year comparison. In addition, operational efficiencies and aggressive cost controls have partially offset higher raw material prices.

It was particularly pleasing to see volume improvement and market share gains in our developing markets following the weaker volumes we experienced last year. Importantly, we continued to improve profitability in the Italian market and once again delivered excellent growth in Russia and Romania. We are excited to have broadened our presence in Russia with the acquisition of Multon and are optimistic about its prospects going forward.’

12 May 2005

Note: Underlying financial indicators (Operating profit, EPS etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, and the amortisation of indefinitely-lived intangible assets in 2004, as per note 1.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	email: thalia.chantziara@cchbc.com

European press contact:
FD Greece	Tel: +30 210 725 8194
Alastair Hetherington	email: alastair.hetherington@fd.com

US press contact:
FD US	Tel: +1 212 850 5600
Jim Olecki	email: jolecki@fd-us.com

Overview

Coca-Cola HBC (CCHBC) delivered solid EBIT and EPS growth, as well as cash flow improvements in the first quarter of 2005, driven primarily by strong organic volume growth, improved mix, operating cost containment and a favourable currency impact.

Reported volume grew by approximately 4% in the period under review. Excluding the impact of two less shipping days in the first quarter of 2005 compared to the first quarter of 2004, volume grew even more strongly, by over 6%. Importantly, all product categories achieved positive volume growth with CSDs growing approximately 2%, and non-CSDs delivering low double-digit growth. There was no impact from acquisitions in the first quarter of 2005.

In line with our innovation plans for 2005 we launched new products, line extensions and exciting new packages during the first quarter. Some of these initiatives were flavour extensions of Cappy in Poland, Czech Republic and the Baltics, a new water flavour in Ukraine under the Bonaqua umbrella, the launch of a lower priced CSD in the Czech Republic under the Lifter brand and the launch of the Coke Light silver bottle with a strong media program in Greece in line with our strategy to strengthen our light offerings in this market.

Our net sales revenue benefited from strong volume growth, mix improvement and positive currency impact from the developing markets. Pricing improved during the quarter in line with our plan in the established and emerging markets segment. In the developing markets, pricing initiatives to bring consumers back into our franchise following last year’s strong price increases have been successful as demonstrated by our strong volume performance and market share gains in Poland, Czech Republic and Slovakia.

As a result of the factors outlined above, underlying net profit improved to €15 million compared to €12 million in the same period last year. Underlying fully diluted EPS grew 19% in the quarter to €0.06, compared to €0.05 last year. EBITDA* and EBIT also improved strongly over the previous period.

Another important aspect of our performance was the strengthening of cash flow generated by operating activities less capital expenditure to €33 million versus €6 million in Q1 2004. This was a result of the stronger operating performance as well as effective management of our working capital.

*  We calculate EBITDA as operating profit plus depreciation, amortisation, stock option charges and other non-cash items.

Operational Review by Reporting Segments

	Volume (million unit cases)
1st Quarter	2005	2004	% Change	% Change
				On a like-for-like selling day basis

Established Markets	125.2	129.1	-3%	-1%

Developing Markets	57.4	54.0	+6%	+9%

Emerging Markets	128.4	116.1	+11%	+13%

Coca-Cola HBC	311.0	299.2	+4%	+6%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
1st Quarter	2005	2004	% Change	2005	2004	% Change

Established Markets	44.2	42.3	+5%	39,1	19,7	+98%

Developing Markets	(5.8)	(6.8)	+14%	(5,8)	(9,0)	+36%

Emerging Markets	10.0	8.9	+12%	10,0	4,2	+138%

Coca-Cola HBC	48.4	44.4	+9%	43,3	14,9	+191%

Established markets

Volume

Unit case volume was 125 million for the first quarter of 2005, 1% below prior year on a like-for-like selling day basis.  January and February were weak months in this segment but volume picked up in March. The slowdown was driven primarily by a weaker retail trade environment in the majority of these markets. In Italy we continue to gain market share at the expense of our competitors despite an overall market softness caused by weak consumer sentiment.

Operating profit (EBIT)

Established markets contributed €44 million to the Group’s underlying EBIT for the first quarter of 2005, 5% above prior year. Italy, a key profit contributor, reported significant margin improvement, driven by the combination of strong pricing and effective cost saving initiatives primarily in warehousing and distribution. In addition, we began testing a change in the route to market in three major cities during the first quarter of 2005, which had a positive impact on our profitability. Both Austria and Switzerland reported solid improvements in EBIT driven by strong execution and effective cost containment, despite facing a weak retail trade environment.

Developing markets

Volume

Unit case volume was 57 million for the first quarter of 2005, 9% above prior year on a like-for-like selling day basis. We were particularly encouraged by the performance of these markets given the EU accession trading impact during 2004. Promotional efforts to bring consumers back into our franchise coupled with the continued focus on building sales capabilities have been very successful in improving demand for our products in this segment. Poland, Slovakia and Slovenia all grew volume at double-digit rates in the period under review, while successful package and product innovation in CSDs and non-CSDs helped volumes in the Czech Republic grow at high single-digit rates. Hungary delivered double-digit growth in non-CSDs driven by tea, water and juice. Despite some continued weakness in CSD volume in the Hungarian market, the quality of our CSD mix improved significantly, in line with our plans.

Operating profit (EBIT)

Developing markets posted an underlying operating loss of €6 million from a loss of €7 million in the same period last year, an improvement of 14%. Poland and Czech Republic were the key contributors to the improvement in this segment in the first quarter of 2005, as they both grew underlying EBIT in double digits. In addition, currencies had a favourable impact for the segment with the strengthening of both the Polish zloty and the Hungarian forint against the euro.

Emerging markets

Volume

Unit case volume of 128 million for the first quarter of 2005, was 13% above prior year on a like-for-like selling day basis. Russia continued to perform well in the first quarter posting strong double-digit growth, helped by recent product launches, further cooler placements and improved marketplace execution. Romania also had double-digit growth driven by very successful performance within the non-CSD category, while Nigeria’s double-digit volume performance is attributed to the launch of new juice products, the continued growth in our water business and the launch of the half litre PET for our core CSDs.

Operating profit (EBIT)

Emerging markets contributed €10 million to the Group’s underlying EBIT for the first quarter of 2005 compared to €9 million in the same period last year. Both Russia and Romania achieved double-digit growth in operating profit as volume growth was accompanied by margin improvements due to improved package and product mix. Nigeria, however, faced declines in EBIT as the positive effect of volume and mix only partially offset the inflationary increases in operating costs and the raw material pressures.

Group Financial Review

	First quarter
	2005	2004	% Change
	€ million	€ million

Volume in unit cases (in millions)	311.0	299.2	+4%

Net sales revenue	925.4	885.1	+5%

Cost of goods sold	(566.3)	(537.7)	+5%

Gross profit	359.1	347.4	+3%

Total operating expenses*	(315.8)	(307.7)	+3%

Underlying total operating expenses	(310.7)	(303.0)	+3%

Operating profit (EBIT)*	43.3	39.7	+9%

Underlying operating profit (EBIT)	48.4	44.4	+9%

EBITDA	121.3	111.5	+9%

Net profit (loss) attributable to shareholders*	13.2	12.3	+8%

Underlying net profit attributable to shareholders	14.6	12.3	+19%

Underlying basic and diluted EPS (in euros)	0.06	0.05	+19%

* Excluding amortisation of indefinitely-lived intangible assets in 2004

Changes in accounting policies

The Group has made a number of changes to its accounting policies, with effect from 1 January 2005, in order to comply with revisions to International Financial Reporting Standards. The changes are detailed in the notes to the condensed consolidated financial statements. Of particular note, is the cessation of amortisation of goodwill and intangible assets with indefinite useful lives and the recognition of stock option expenses in the income statement.

Net sales revenue

Net sales revenue for the first quarter of 2005 increased by approximately 5% versus the first quarter of 2004. On a currency neutral basis, net sales revenue per unit case for the Group was essentially flat with increases of approximately 2% and 1.5% in the established and emerging market segments, respectively. In line with our plans in the developing markets to improve our competitive position and gain market share, net sales revenue per unit case decreased by approximately 2% in this segment on a currency neutral basis, which led to 6% volume growth with total revenues increasing by 4% in those markets.

Cost of goods sold

Cost of goods sold increased by 5% over the first quarter, only slightly ahead of the 4% volume growth. On a per unit case basis, cost of goods sold increased by 1% to €1.82 in the first quarter of 2005 from €1.80 for the comparable period of 2004 on both a reported and a currency neutral basis. Our on-going supply chain efficiency improvement initiatives were able to help partially mitigate the increases in raw material costs, primarily PET and sugar.

Gross profit

Gross profit margin over the first quarter decreased slightly from 39.2% last year to 38.8%, as a result of higher raw material costs expected to impact the first half of 2005.

Operating expenses

Total underlying operating expenses increased by only 2.5%, which reflects our continuous focus on cost management, while prioritising investment on further building sales force capabilities and increased marketing spending.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 9% from €44.4 million last year to €48.4 million this quarter. This encouraging result has been achieved by solid volume growth, while maintaining gross profit margins, effective operating expenses management and a favourable currency impact.

Tax

CCHBC’s underlying effective tax rate, excluding the amortisation of, and adjustments to, intangible assets was approximately 47% versus 42% for the same period last year. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We continue to expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 27% (this rate excludes any tax credits arising through the current recognition of previously unrecognised accumulated tax losses).

Net profit

Underlying net profit for the first quarter of 2005 increased by 19% from €12.3 million last year to €14.6 million.

Cash flow

Cash flow generated from operating activities improved by a solid €34.8 million from €74.6 million last year to €109.4 million this quarter. In particular, our performance on working capital has been encouraging, as we continue to better manage operating cash flows. After deducting capital expenditure, cash flow was approximately €33.0 million during the first quarter of 2005, compared to approximately €5.6 million last year.

Capital Expenditure

CCHBC had net expenditure of €75.0 million on fixed assets for the first quarter of 2005, representing approximately 8% of net sales revenue.  We continue to focus investment on increasing the availability of chilled beverages in the higher margin immediate consumption channel by investing in cold drink marketing equipment. In addition, we continue to focus on growing return on invested capital by effectively redeploying assets and equipment within the Group to minimise cash outflows.

Acquisition of Serbian water company Vlasinka

On 14 April 2005, we completed the joint acquisition with TCCC of 100% of one of the leading Serbian mineral water companies, Vlasinka. The acquisition includes a production facility at Surdulica in Southern Serbia and the mineral water brand ‘Rosa’. Total consideration for the acquisition was €18.3 million (excluding acquisition and other costs), of which CCHBC’s share was €9.2 million.

Acquisition of Russian juice company Multon

On 20 April 2005, we completed the acquisition of Multon, a leading juice producer, jointly with TCCC. Multon has production facilities in Moscow and St.Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. The total consideration for the acquisition was US$501.0 million (€382.8 million) excluding acquisition costs, of which CCHBC’s share was US$250.5 million (€191.4 million). The acquisition was funded primarily through the issuance of commercial paper.

Acquisition of Bulgarian water company Bankia

On 4 April 2005, we announced our intention to acquire the Bulgarian mineral water company, Bankia, jointly with TCCC. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. The acquisition was approved by the Bulgarian state authorities on 10 May 2005. We expect the transaction to be closed before the end of the second quarter.

Update on restructuring costs

As was previously communicated in 2004, we took certain initiatives to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria.

After a period of consultation and a thorough evaluation of a number of potential sites in both the Republic of Ireland and in Northern Ireland, we have made the decision to move towards developing a single all-island facility in Northern Ireland at Knockmore Hill. As previously disclosed, we expect to incur an additional €15 million of pre-tax restructuring charges, primarily non-cash, over the next 2-3 years. This non-cash charge, which will be recorded over the period as accelerated depreciation, resulted in a first quarter 2005 charge of €1.7 million.

2005 Full Year Outlook

CCHBC’s results in the first quarter, although seasonally the least significant, provide a strong base on which to build the rest of the year. As we approach the summer selling season, we are confident that we will meet our previously communicated full-year performance goals. Our 2005 financial targets excluding amortisation and adjustments to goodwill, the restructuring charges discussed above and the impact of the recently announced acquisitions are as follows:

•                  Volume growth of approximately 6%

•                  EBIT growth of 8%-9%

•                  EPS of approximately €1.18-€1.21, an increase of 9%-11%

ROIC is expected to improve by 50-60 basis points and exceed our Weighted Average Cost of Capital, which we currently estimate to be at 9.0%.

The recently acquired juice business in Russia Multon, which will be included in our financial performance starting 20 April 2005, is expected to generate approximately 65 million unit cases in the remaining part of 2005. The acquisition is expected to benefit CCHBC’s EPS by approximately 6 euro cents in 2005 and will be immediately accretive to our ROIC.

As we continue to invest in growing our business, we expect our net capital expenditure to be in the range of €370-390 million excluding capital related to the newly acquired businesses expected to be approximately €20 million in 2005. In addition, capital related to the single all Ireland facility is expected to be in the range of €35-45 million total over the next three year period.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2005 first quarter results on 12 May 2005 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Condensed consolidated income statements (unaudited)

	Note	Three months to 1 April 2005	Three months to 2 April 2004
		€ million	€ million

Net sales revenue	3	925.4	885.1
Cost of goods sold		(566.3)	(537.7)

Gross profit		359.1	347.4

Operating expenses		(310.7)	(303.0)
		48.4	44.4

Amortisation of intangible assets		—	(24.8)
Adjustments to intangible assets	4	(3.4)	(4.7)
Restructuring costs	5	(1.7)	—

Total operating expenses		(315.8)	(332.5)

Operating profit (EBIT)	3	43.3	14.9

Finance costs	6	(13.8)	(8.7)
Share of results of associates		0.1	0.2
Profit before taxation		29.6	6.4

Taxation	7	(15.6)	(15.2)

Profit (loss) for the period		14.0	(8.8)

Attributable to:
Minority interests		0.8	3.7
Shareholders of the Group		13.2	(12.5)

Basic & diluted earnings per share (Euro)	8	0.06	(0.05)

Volume (million unit cases)	3	311.0	299.2

EBITDA (€ million)	3	121.3	111.5

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Condensed consolidated balance sheets (unaudited)

	Note	As at 1 April 2005	As at 2 April 2004	As at 31 December 2004
		€ million	€ million	€ million

Assets

Intangible assets	9	1,679.4	1,779.5	1683.5
Property, plant and equipment	9	2,108.5	2,010.7	2,061.1
Other non-current assets		64.6	47.7	77.1

Total non-current assets		3,852.5	3,837.9	3,821.7

Inventories		349.4	338.7	334.9
Trade and other receivables		699.5	675.4	687.7
Cash and cash equivalents	10	247.5	37.3	38.3

Total current assets		1,296.4	1,051.4	1,060.9

Total assets		5,148.9	4,889.3	4,882.6

Liabilities

Short-term borrowings	10	290.1	394.7	95.0
Other current liabilities		929.5	882.6	900.8

Total current liabilities		1,219.6	1,277.3	995.8

Long-term borrowings	10	1,482.6	1,357.4	1,454.0
Other non-current liabilities		335.2	290.8	364.8

Total non-current liabilities		1,817.8	1,648.2	1,818.8

Shareholders’ equity		2,022.5	1,877.7	1,980.3
Minority interests		89.0	86.1	87.7

Total equity		2,111.5	1,963.8	2,068.0

Total equity and liabilities		5,148.9	4,889.3	4,882.6

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Condensed consolidated cash flow statements (unaudited)

	Note	Three months to 1 April 2005	Three months to 2 April 2004	Year ended 31 December 2004
		€ million	€ million	€ million

Operating profit		43.3	14.9	254.5
Depreciation of property, plant and equipment	9	73.7	66.8	289.4
Amortisation of intangible assets		—	24.8	106.6
Adjustments to intangible assets	4	3.4	4.7	24.6
Employee share options		0.9	0.3	1.4
Other non-cash items		—	—	3.6
		121.3	111.5	680.1

Loss (gain) on disposal of non-current assets		0.1	0.2	(6.1)
Increase in inventories		(7.3)	(34.0)	(34.5)
Decrease (increase) in trade and other receivables		5.2	(9.1)	(27.1)
Increase in trade payables and other liabilities		0.2	18.5	47.0
Taxation paid		(10.1)	(12.5)	(106.1)
Cash flow generated from operating activities		109.4	74.6	553.3

Investing activities:
Payment for purchase of property, plant and equipment		(76.4)	(69.0)	(362.0)
Receipts from disposal of property, plant and equipment		6.0	2.8	21.2
Net receipts from investments		0.1	6.0	6.0
Proceeds from sale of trademark		2.6	—	8.6
Net payments for acquisition of subsidiaries		(0.2)	(2.1)	(3.1)
Net cash used in investing activities		(67.9)	(62.3)	(329.3)

Financing activities:
Return of capital to shareholders		—	(0.4)	(0.4)
Proceeds from shares issued to employees exercising stock options		—	—	19.2
Net increase (decrease) in borrowings		191.1	3.9	(125.6)
Principal repayments of finance lease obligations		(4.6)	(2.9)	(11.7)
Net interest paid		(19.4)	(13.0)	(55.3)
Net dividend paid to group shareholders and minority interests		—	—	(53.1)
Net cash used in financing activities		167.1	(12.4)	(226.9)

Increase (decrease) in cash and cash equivalents		208.6	(0.1)	(2.9)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		38.3	39.4	39.4
Increase (decrease) in cash and cash equivalents		208.6	(0.1)	(2.9)
Effect of changes in exchange rates		0.6	(2.0)	1.8

Cash and cash equivalents		247.5	37.3	38.3

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Condensed consolidated statement of movements equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalization reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity

Balance as at 31 December 2003	118.5	1,621.7	23.0	295.6	(187.0)	1,871.8	80.8	1,952.6
Changes in accounting policy	—	—	—	(0.5)	(2.6)	(3.1)	—	(3.1)
Restated balance	118.5	1,621.7	23.0	295.1	(189.6)	1,868.7	80.8	1,949.5

Changes in equity for 2004
Profit for the period	—	—	—	—	106.7	106.7	14.3	121.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.6	—	0.6	—	0.6
Cash flow hedges:
Losses taken to equity	—	—	—	(12.0)	—	(12.0)	—	(12.0)
Losses transferred to profit and loss for the period	—	—	—	6.3	—	6.3	—	6.3
Foreign currency translation	—	—	36.7	—	—	36.7	(2.0)	34.7
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	36.7	(5.3)	106.7	138.1	12.3	150.4
Shares issued to employees exercising stock options	0.6	18.6	—	—	—	19.2	—	19.2
Share based compensation						—
Options	—	—	—	1.4	—	1.4	—	1.4
Stock purchase plan	—	—	—	0.3	—	0.3	—	0.3
Acquisition of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Reinvestment of shares held by minority interests	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	15.0	(15.0)	—	—	—
Dividends	—	—	—	—	(47.4)	(47.4)	(5.3)	(52.7)
Balance as at 31 December 2004 carried forward	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0
Changes in equity for 2005
Profit for the period	—	—	—	—	13.2	13.2	0.8	14.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.2	—	0.2	—	0.2
Cash flow hedges:
Losses taken to equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Losses transferred to profit and loss for the period	—	—	—	2.4	—	2.4	—	2.4
Foreign currency translation	—	—	26.3	—	—	26.3	1.7	28.0
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income	—	—	26.3	2.3	13.2	41.8	2.5	44.3
Share based compensation
Options	—	—	—	0.9	—	0.9	—	0.9
Stock purchase plan	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Appropriation of reserves	—	—	—	1.4	(1.4)	—	—	—
Dividends	—	—	—	—	—	—	(1.1)	(1.1)
Balance as at 1 April 2005	119.1	1,640.3	86.0	310.6	(133.5)	2,022.5	89.0	2,111.5

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 1 April 2005 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.                           Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting and should be read in conjunction with the 2004 annual financial statements, which include a full description of the Group’s accounting policies.

Changes in accounting policy

In March 2004, the International Accounting Standards Board (‘IASB’) issued International Financial Reporting Standard (‘IFRS’) 3, Business Combinations, and revised standards IAS 36, Impairment of Assets and IAS 38, Intangible Assets. The main effect to the Group is that amortisation of goodwill and intangible assets with indefinite useful lives has ceased. Instead, the assets are tested for impairment annually or more frequently if events or changes in circumstances indicate a possible impairment. CCHBC has applied IFRS 3 and the revised provisions of IAS 36 and IAS 38 from 1 January 2005. As the standard is applicable prospectively, prior year comparatives have not been restated.

From 1 January 2005 the Group applied IFRS 2, Share-Based Payments that require compensation costs related to share based payments to be recognised in the financial statements. Under the standard, the compensation cost is determined, based on the grant date fair value of the equity or liability instrument issued. The standard is applicable to grants of shares, share options or any equity instruments granted after 7 November 2002 and have not yet vested at the effective date of the standard. The adoption of IFRS 2 results in the Group reflecting a charge to the income statement for share options. In addition, there is a change to the timing of the charge for stock appreciation rights. As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the first quarter 2004 is a decrease of €0.3 million and the effect on the full year comparative net results is a decrease of €1.4 million. The charge to the Group in the first quarter of 2005 for existing share options is €0.9 million.

In December 2003, the IASB published revisions to IAS 39, Financial Instruments: Recognition and Measurement. The revised standard was applied from 1 January 2005 and clarifies terms in relation to derecognition of financial assets, measurement of fair value, impairment, hedge accounting and embedded derivatives in non-financial contracts. The revised standard resulted in certain embedded derivatives no longer qualifying for separation.  As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the first quarter 2004 is insignificant with a reduction of net assets and total equity of €0.4 million.  The effect on the full year comparative net results is a decrease of €4.2 million and a reduction of net assets and total equity of €4.7 million.

With effect from 2004, the Group changed its policy of revaluing land and buildings in accordance with the allowed alternative treatment under IAS 16 Property, Plant and Equipment, to record land and buildings at cost. Prior to 2004, land and buildings were revalued by independent valuers every five years. Increases in the carrying amount of land and building arising on revaluation were credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset were charged against the revaluation reserve; all other decreases were charged to the income statement. The revaluation surplus included in equity was directly transferred to retained earnings when the surplus was realised.

The change in accounting policy was undertaken to provide a more appropriate presentation of the results of the Group and in order to provide more consistency with other companies in the same or comparable industries, the majority of whom do not revalue their assets. In particular, our peer group generally report under US GAAP where asset revaluation is not permitted. Further, the policy change brings our accounting treatment in line with our US reporting.

Prior year comparatives for the first quarter of 2004 have been restated. The effect on the quarterly comparative net results is an increase of €0.1 million and a reduction of net assets and total equity of €49.7 million.

2.                           Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for year to		Closing as at
	1 April 2005	2 April 2004	1 April 2005	31 December 2004
US dollar	1.30	1.25	1.29	1.36
UK sterling	0.69	0.68	0.69	0.71
Polish zloty	4.05	4.79	4.12	4.06
Nigerian naira	173.07	168.10	171.97	180.95
Hungarian forint	244.84	257.15	247.28	245.89
Swiss franc	1.55	1.57	1.55	1.54
Russian rouble	36.47	35.40	36.03	37.81
Romanian lei	37,055	40,620	36,418	39,370

3.                           Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 26 countries, and its financial results are reported in the following segments:

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 1 April 2005	125.2	502.4	72.5	39.1
3 months ended 2 April 2004	129.1	507.3	70.5	19.7
12 months ended 31 December 2004	563.5	2.245.9	332.8	106.1

Developing markets
3 months ended 1 April 2005	57.4	154.7	11.3	(5.8)
3 months ended 2 April 2004	54.0	136.6	7.8	(9.0)
12 months ended 31 December 2004	268.3	732.6	102.7	27.7

Emerging markets
3 months ended 1 April 2005	128.4	268.3	37.5	10.0
3 months ended 2 April 2004	116.1	241.2	33.2	4.2
12 months ended 31 December 2004	580.9	1.269.0	244.6	120.7

Total CCHBC
3 months ended 1 April 2005	311.0	925.4	121.3	43.3
3 months ended 2 April 2004	299.2	885.1	111.5	14.9
12 months ended 31 December 2004	1,412.7	4,247.5	680.1	254.5

4.                           Adjustments to intangible assets

During 2004 and 2005, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €3.4 million (2004: €4.7 million) has been recorded in operating expense for the first three months of the year and a deferred tax credit of €3.4 million (2004: €4.7 million) included within taxation on the income statement.

5.                           Restructuring costs

Restructuring costs of €1.7 million reflects accelerated depreciation on plant and equipment identified as having a reduced useful life as a result of the planned restructuring in the Republic of Ireland and Northern Ireland.

6.                           Finance costs

	Three months to 1 April 2005	Three months to 2 April 2004
	€ million	€ million

Interest expense	13.5	15.3
Net foreign exchange translation gains	(1.9)	(3.8)
Fair value losses (gains) on interest rate swaps	2.9	(0.2)
Interest income	(0.7)	(2.6)
Total finance costs	13.8	8.7

7.                           Taxation

The effective tax rate for the Group differs from the 2005 Greek statutory rate of 32% (2004: 35%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current year’s operations.

The effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) is expected to be approximately 27% for the full year 2005. This rate is quoted before any tax credit is recognised for the current recognition of previously unrecognised accumulated tax benefits.

8.                           Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2005: 238,260,129 shares, 2004: 236,925,277 shares).

9.                           Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2005	2,061.1	1,683.5
Additions	91.1	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(3.4)
Arising on current year acquisition of minority interests	—	0.2
Disposals	(6.7)	—
Depreciation	(73.7)	—
Foreign exchange differences	36.7	(0.9)
Closing net book value as at 1 April 2005	2,108.5	1,679.4

10.                    Net debt

	As at 1 April 2005	As at 2 April 2004	As at 31 December 2004
	€ million	€ million	€ million

Long-term borrowings	1,482.6	1,357.4	1,454.0

Short-term borrowings	290.1	394.7	95.0

Cash and cash equivalents	(247.5)	(37.3)	(38.3)

Net debt	1,525.2	1,714.8	1,510.7

During the first quarter of 2005, we issued €200 million of commercial paper under our €1.0 billion global commercial paper program.  Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the Serbian mineral water company Vlasinka.  Both of these acquisitions closed after the end of the first quarter 2005 (refer to note 13).

11.                            Dividends

The directors propose a dividend of €0.28 per share (totalling €66.7 million) for the year ended 31 December 2004. The dividend will be submitted for approval at the Annual General Meeting to be held on 17 June 2005.

12.                            Contingencies

There have been no significant changes in contingencies since 31 December 2004 (as described in the 2004 Annual Report).

13.                            Recent acquisitions

a)                                      Vlasinka

On 14 April 2005, we completed the acquisition of Serbian mineral water company, Vlasinka, jointly with TCCC. The acquisition includes a production facility at Surdulica in Southern Serbia and the mineral water brand ‘Rosa’. Total consideration for the acquisition was €18.3 million (excluding acquisition and other costs), of which CCHBC’s share is €9.2 million.

b)                                     Multon

On 20 April 2005, we completed the acquisition of Multon, a leading juice producer, in a joint acquisition with TCCC. Multon has production facilities in Moscow and St.Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. The total consideration for the acquisition, including debt acquired, was US$501.0 million (€382.8 million) excluding acquisition costs, of which CCHBC’s share was US$250.5 million (€191.4 million).

c)                                      Bankia

On 4 April 2005, we announced our intention to acquire the Bulgarian mineral water company, Bankia, jointly with TCCC.  The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. The acquisition was approved by the Bulgarian state authorities on 10 May 2005. We expect the transaction to be closed before the end of the second quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 25, 2005